Contact

www.linkedin.com/in/giana-korth-4aa2b834 (LinkedIn)

Top Skills

Business Development
SaaS
Competitive Analysis

Giana Korth

Partnerships at Paceline
Manhattan Beach, California, United States

Summary

Seasoned business development and sales leader in both B2B SaaS and D2C CPG. Proudly a trifecta: Challenger-Visionary-Enthusiast. Experience building high performing teams and catapulting revenue growth through value-add sales & strategic partnerships. Start up fervor and entrepreneurial hustle. Loves innovative problem-solving and working with passionate change-makers.

In my spare time you can find me recharging the batteries via a surf sesh or backpacking trek; training for a triathlon or some other new race/challenge; exploring new cultures, cities and cuisines; all sports - especially when the stakes are high!

Experience

Paceline
Partnerships
August 2021 - Present (1 year 1 month)
Los Angeles Metropolitan Area

Swaypay
Angel Investor
April 2021 - Present (1 year 5 months)

Managr
Angel Investor; Advisor
September 2020 - Present (2 years)

Eaze
Angel Investor
June 2017 - Present (5 years 3 months)

DMN8 Inc.
Strategic Advisor; Trainer
October 2020 - August 2021 (11 months)

Santa Monica, California, United States

Tampon Tribe

5 years 2 months

Head of Sales & Partnerships

March 2020 - August 2021 (1 year 6 months)

Santa Monica, California, United States

Founding Member

July 2016 - March 2020 (3 years 9 months)

Santa Monica, California

Tampon Tribe is a monthly subscription service delivering 100% organic, non-toxic, compostable tampons right to your door.

They're unlike any other tampons on the market because e v e r y t h i n g about our product is focused on sustainability. Even our applicators are compostable and our packaging is made from recycled materials – no plastic.

What makes us a TRIBE is our shared vision for social impact. We believe all women should have access affordable, organic female hygiene. We also give back a % of our proceeds to local charities pertaining to local girls and women.

Our mission is to empower women through convenience, education, social impact and sustainability.

Meltwater

9 years 8 months

Director of Client Strategy

February 2018 - March 2020 (2 years 2 months)

Greater Los Angeles Area

My expertise is working with high potential clients to create customized communications and marketing solutions that leverage Meltwater's innovative technology.

I consult with our largest clients to ensure value is delivered from Meltwater's leading Media Intelligence platform. By leveraging these insights we're able clients to help shape strategic business initiatives and best understand the impact of their marketing and pr efforts.

Senior Account Executive

January 2016 - January 2018 (2 years 1 month)

Santa Monica, California

Selected to pilot a new role within Meltwater to create a more challenging and rewarding career path for our most successful and senior sales people. My expertise is working with high potential clients to create customized Communications and Marketing solutions that leverage Meltwater's innovative solutions. Contributing over $500,000 in sales annually, and managing a team of SDRs to create future sales rockstars. Current clients include: Los Angeles County, Gap, Wikimedia, Crain Communications, MKTG, American Express, Pepsi, USDA, Starz Entertainment, Golden State Warriors, Dermalogica, City of Long Beach, Brewbudz, T-Mobile and the Tournament of Roses (Rose Parade). Career sales over $2.6 million.

Managing Director

September 2014 - December 2015 (1 year 4 months)
Santa Monica, California

Selected to launch a new Meltwater office in Los Angeles, to proliferate the growth of the company and expand Meltwater's presence on the west coast. Responsible for organic growth and managing full profit/loss responsibilities, which are presented to C-level management on a quarterly basis. In charge of all recruitment, training of new employees, and development of sales methodology. The LA office grew from 1 to 6 people in 18 months, and brought in almost $2 million in sales during that time.

Sales Manager

November 2011 - August 2014 (2 years 10 months)
DC

Founded in Norway in 2001, Meltwater has grown to more than 57 offices in Europe, North America, Australia, Asia and Africa. Meltwater News is fully owned by its founders and employees.

A privately-held and fully-self-funded global SaaS company, and the industry leader in online media monitoring. We help more than 23,000 of the world's most admired companies and organizations keep track of business critical information published online and manage the PR/communications efforts.

I specialize in consulting with new clients to provide them with industry leading media solutions to help with monitoring, outreach, reporting, and analysis.

As part of the management team, I also identify, recruit, train and develop new and up-and-coming talent within the organisation to help contribute to

the performance of a successful team and the growth and expansion of the company.

In top 15 for personal sales in 2012 globally (from over 700 employees), generating over $300,000 in new business revenue; while developing 2 successful Sales Managers in my first year.

Clientele includes: Victoria’s Secret, Universal Pictures, National Eye Institute, Konica Minolta, Smithsonian Institute, US Coast Guard, Juicy Couture, DC United, Aon, Squire Sanders, Cleary Gottlieb, Clear Channel, 2K Games, and Sodastream

Sales Consultant
August 2010 - October 2011 (1 year 3 months)

• Learned B2B SaaS sales through prospecting, initial contacts, negotiating long-term subscriptions, and finalizing contracts.

Royal Bank of Scotland
Summer Analyst
June 2009 - August 2009 (3 months)
Stamford, Connecticut

• Created pitch books for client meetings; developed Client Opportunity Plans for over 30 clients in Power & Utilities to be sent to UK headquarters; created a forecast model to compare Project Finance operations
• Updated and revised annual Credit Submission Reports for various client accounts

Education

Georgetown University - The McDonough School of Business
Bachelor of Arts and Sciences, Finance and Management · (2006 - 2010)

Escola Superior de Comerc International - Barcelona
Business/Language Program, International Business · (2008 - 2008)